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                                                                       EXHIBIT 2

ZAPATA ACQUIRES 31% OF ENVIRODYNE                                 AUGUST 8, 1995
INITIATING TRANSFORMATION FROM ENERGY AREA
INTO FOOD-RELATED BUSINESSES


                                     ZAPATA
                                  CORPORATION

                               CORPORATE AFFAIRS
                      P.O. BOX 4240 . HOUSTON, TEXAS 77210
                                  713/940-6240



HOUSTON, TX-- Zapata Corporation (NYSE:ZOS) said today that it had acquired 31% of the outstanding common stock of Envirodyne Industries, Inc. (NASDAQ:EDYN). With close to $600 million in revenues and about $100 million in operating earnings in 1994, Oak Brook, Ill-based Envirodyne is one of the world's major suppliers of food packaging products and food service supplies.

Zapata purchased the 31% stake, or 4,189,298 common shares of Envirodyne, from Malcolm Glazer, Chairman of the Board of Zapata and director of Envirodyne, paying $4.48 per share, which was the average closing price of the stock during July. A special committee of Zapata's Board composed of independent directors approved the transaction. A fairness opinion was rendered by an investment banking firm.

Avram Glazer, President and Chief Executive Officer of Zapata, said that the acquisition of the shares is the first major step in the transformation of Zapata away from the energy business and into food-related businesses. Mr. Glazer said that Zapata is evaluating acquiring additional shares or proposing a merger with, or acquisition of, Envirodyne in the future. He also noted that Zapata was looking at other opportunities in food-related areas.

The company said it also had closed on the previously announced sale of its remaining U.S. oil and gas holdings.


CONTACTS:
Lamar C. McIntyre, Chief Financial Officer            Richard Stern, Stern & Co.
(713) 940-6178   FAX (713) 940-6111                   (212) 777-7722

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